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
                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION                               -----------------------------------------
                  Washington, D.C. 20549                                                   OMB APPROVAL
                                                                             -----------------------------------------
                       FORM N-17f-2                                          OMB Number:                    3235-0360
                                                                             Expires:                   July 31, 2009
    Certificate of Accounting of Securities and Similar                      Estimated average burden
               Investments in the Custody of                                 hours per response. . . . . . . . . .2.1
              Management Investment Companies                                -----------------------------------------

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------- ------------------------------------
1.    Investment Company Act File Number:                                         Date examination completed:

      811-09253                                                                   September 20, 2007
--------------------------------------------------------------------------------- ------------------------------------
2.    State identification Number:
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      WV                 WI                 WY                 PUERTO RICO
      ------------------ ------------------ ------------------ -------------------------------------------------------
      Other (specify):
----- ----------------------------------------------------------------------------------------------------------------
3.    Exact name of investment company as specified in registration statement:

      Wells Fargo Funds Trust
----------------------------------------------------------------------------------------------------------------------
4.    Address of principal executive office (number, street, city, state, zip code):

      525 Market Street, San Francisco, CA 94105
----------------------------------------------------------------------------------------------------------------------
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

[KPMG - GRAPHIC OMITTED]

                                KPMG LLP
                                1601 Market Street
                                Philadelphia, PA 19103-2499


             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT


To the Board of Trustees
Wells Fargo Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Funds Trust (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards of The Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2007, and with respect to agreement of security purchases and sales, for the period December 31, 2006, the date of our last examination, through February 28, 2007.


(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank (the "Depositories");

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Inspection and tests of the security position reconciliations of Wells Fargo Bank, Minnesota, N.A. to the Depositories;

(5) Confirmation of all repurchase agreements and agreement of underlying collateral with brokers;

(6) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(7) Reconciliation of all such securities to the books and records of the Funds and the Custodian;

(8)  Tests of selected security transactions since the date of our last report

(9) Confirmation of all future agreements, swap contracts, option contracts, and short sales with brokers, as applicable.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2007, with respect to securities reflected in the investment accounts of the Funds, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


/s/  KPMG LLP


Philadelphia, Pennsylvania
September 20, 2007

                                                                      APPENDIX A

WELLS FARGO FUNDS TRUST -

Dow Jones Target Today Fund
Dow Jones Target 2010 Fund
Dow Jones Target 2020 Fund
Dow Jones Target 2030 Fund
Dow Jones Target 2040 Fund
100% Treasury Money Market
Cash Investment Money Market
Government Money Market
Liquidity Reserve Money Market
Money Market
Money Market Trust
Overland Express Sweep
Prime Investment Money Market
Treasury Plus Money Market
Heritage Money Market
California Tax-Free Money Market
California Tax-Free Money Market Trust
Minnesota Money Market
National Tax-Free Money Market Trust
National TF Money Market
Municipal Money Market
Life Stage-Aggressive Portfolio
Life Stage- Conservative Portfolio
Life Stage- Moderate Portfolio
High Yield Bond
Income Plus
Intermediate Government Income
Short Duration Government Bond
Government Securities
Ultra Short Term Income
Ultra Short Duration Bond
Corporate Bond
Short-Term High Yield Bond
Strategic Income
High Income
Short Term Bond
Diversified Bond
Stable Income
Total Return Bond

Inflation Protected Bond
WealthBuilder Tactical Equity
WealthBuilder Equity Portfolio
WealthBuilder Growth Balanced Portfolio
WealthBuilder Conservative Allocation
WealthBuilder Growth Allocation
WealthBuilder Moderate Balanced
California Tax-Free
California Limited Term Tax-Free
Colorado Tax-Free
Minnesota Tax-Free
National Limited Term Tax-Free
National Tax-Free
Nebraska Tax-Free
Intermediate Tax-Free
Ultra Short-Term Municipal Income
Wisconsin Tax-Free Bond
Municipal Bond
Short-Term Municipal Bond
Equity Index
Value
Endeavor Large Cap
Endeavor Select
Large Cap Growth
Dividend Income
Growth and Income
Growth
Large Company Core
Capital Growth
US Value
International Equity
Emerging Markets Focus
Institutional Emerging Markets
International Core
Asia Pacific
Overseas
Asset Allocation
Balanced
Diversified Equity
Diversified Small Cap
Equity Income
Growth Equity
Index
Large Cap Appreciation
Large Company Growth
Small Company Growth

Small Company Value
C&B Large Cap Value
Strategic Small Cap Value
Equity Value
International Value
Aggressive Allocation Fund
Growth Balanced
Moderate Balanced
Conservative Allocation
Specialized Financial Services
Mid Cap Growth
Small Cap Opportunities
Specialized Health Sciences
Specialized Technology
Small Cap Growth
C&B Mid Cap Value
Small Cap Disciplined
Small/Mid Cap Value
Common Stock
Enterprise
Mid Cap Disciplined
Opportunity
Discovery
Small Cap Value

                                                               WELLS | ADVANTAGE
                                                               FARGO | FUNDS


September 20, 2007

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Wells Fargo Funds Trust, as listed in Appendix A, (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2007, and for the period from December 31, 2006 through February 28, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2007, and for the period from Decmeber 28, 2007 through February 28, 2007, with respect to securities reflected in the investment accounts.


Sincerely,

/s/ Karla M. Rabusch
---------------------------
Karla M. Rabusch, PRESIDENT
Wells Fargo Funds Trust

/s/ Stephen M. Leonhardt
-------------------------------
Stephen M. Leonhardt, TREASURER
Wells Fargo Funds Trust

APPENDIX A

WELLS FARGO FUNDS TRUST -

Dow Jones Target Today Fund
Dow Jones Target 2010 Fund
Dow Jones Target 2020 Fund
Dow Jones Target 2030 Fund
Dow Jones Target 2040 Fund
100% Treasury Money Market
Cash Investment Money Market
Government Money Market
Liquidity Reserve Money Market
Money Market
Money Market Trust
Overland Express Sweep
Prime Investment Money Market
Treasury Plus Money Market
Heritage Money Market
California Tax-Free Money Market
California Tax-Free Money Market Trust
Minnesota Money Market
National Tax-Free Money Market Trust
National TF Money Market
Municipal Money Market
Life Stage-Aggressive Portfolio
Life Stage- Conservative Portfolio
Life Stage- Moderate Portfolio
High Yield Bond
Income Plus
Intermediate Government Income
Short Duration Government Bond
Government Securities
Ultra Short Term Income
Ultra Short Duration Bond
Corporate Bond
Short-Term High Yield Bond
Strategic Income
High Income
Short Term Bond

Diversified Bond
Stable Income
Total Return Bond
Inflation Protected Bond
WealthBuilder Tactical Equity
WealthBuilder Equity Portfolio
WealthBuilder Growth Balanced Portfolio
WealthBuilder Conservative Allocation
WealthBuilder Growth Allocation
WealthBuilder Moderate Balanced
California Tax-Free
California Limited Term Tax-Free
Colorado Tax-Free
Minnesota Tax-Free
National Limited Term Tax-Free
National Tax-Free
Nebraska Tax-Free
Intermediate Tax-Free
Ultra Short-Term Municipal Income
Wisconsin Tax-Free Bond
Municipal Bond
Short-Term Municipal Bond
Equity Index
Value
Endeavor Large Cap
Endeavor Select
Large Cap Growth
Dividend Income
Growth and Income
Growth
Large Company Core
Capital Growth
US Value
International Equity
Emerging Markets Focus
Institutional Emerging Markets
International Core
Asia Pacific
Overseas

Asset Allocation
Balanced
Diversified Equity
Diversified Small Cap
Equity Income
Growth Equity
Index
Large Cap Appreciation
Large Company Growth
Small Company Growth
Small Company Value
C&B Large Cap Value
Strategic Small Cap Value
Equity Value
International Value
Aggressive Allocation Fund
Growth Balanced
Moderate Balanced
Conservative Allocation
Specialized Financial Services
Mid Cap Growth
Small Cap Opportunities
Specialized Health Sciences
Specialized Technology
Small Cap Growth
C&B Mid Cap Value
Small Cap Disciplined
Small/Mid Cap Value
Common Stock
Enterprise
Mid Cap Disciplined
Opportunity
Discovery
Small Cap Value